SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)
(Amendment No. 10)
EMERITUS CORPORATION
(Name of Issuer)
Common Stock, $.0001 par value
(Title of Class of Securities)
291005106
(CUSIP Number of Class of Securities)

Richard A. Petrocelli Saratoga Management Company LLC 535 Madison Avenue New York, New York 10022 (212) 906-7000	with a copy to:	Eric A. DeJong Perkins Coie LLP 1201 Third Avenue, 40th Floor Seattle, Washington 98101 (206) 359-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 14, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 291005 10-6		Page 2 of 15 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Saratoga Partners IV, L.P. (IRS No. 13-4013670)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER None
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,924,918 (1)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER None
WITH	10	SHARED DISPOSITIVE POWER 4,924,918 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED 4,924,918 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6% (2)
14		TYPE OF REPORTING PERSON PN

(1) This figure includes securities beneficially owned by Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC and Saratoga Management Co. LLC (for itself and as agent and attorney-in-fact for four individuals affiliated with these entities).  The securities include 4,697,646 shares of Common Stock presently outstanding and 227,272 shares of Common Stock into which $5.0 million principal amount of debentures are convertible.  See Item 5.

(2) The percentage is based on 38,998,791 shares of Common Stock outstanding as of November 14, 2007, together with 227,272 shares issuable on conversion of debentures.

SCHEDULE 13D

CUSIP No. 291005 10-6		Page 3 of 15 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Saratoga Coinvestment IV LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER None
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,924,918 (1)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER None
WITH	10	SHARED DISPOSITIVE POWER 4,924,918 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED 4,924,918 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6% (2)
14		TYPE OF REPORTING PERSON PN

(1) This figure includes securities beneficially owned by Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC and Saratoga Management Co. LLC (for itself and as agent and attorney-in-fact for four individuals affiliated with these entities).  The securities include 4,697,646 shares of Common Stock presently outstanding and 227,272 shares of Common Stock into which $5.0 million principal amount of debentures are convertible.  See Item 5.

(2) The percentage is based on 38,998,791 shares of Common Stock outstanding as of November 14, 2007, together with 227,272 shares issuable on conversion of debentures.

SCHEDULE 13D

CUSIP No. 291005 10-6		Page 4 of 15 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Saratoga Associates IV LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER None
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,924,918 (1)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER None
WITH	10	SHARED DISPOSITIVE POWER 4,924,918 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED 4,924,918 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6% (2)
14		TYPE OF REPORTING PERSON PN

(1) This figure includes securities beneficially owned by Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC and Saratoga Management Co. LLC (for itself and as agent and attorney-in-fact for four individuals affiliated with these entities).  The securities include 4,697,646 shares of Common Stock presently outstanding and 227,272 shares of Common Stock into which $5.0 million principal amount of debentures are convertible.  See Item 5.

(2) The percentage is based on 38,998,791 shares of Common Stock outstanding as of November 14, 2007, together with 227,272 shares issuable on conversion of debentures.

SCHEDULE 13D

CUSIP No. 291005 10-6		Page 5 of 15 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Saratoga Management Company LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER None
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,924,918 (1)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER None
WITH	10	SHARED DISPOSITIVE POWER 4,924,918 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED 4,924,918 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6% (2)
14		TYPE OF REPORTING PERSON PN

(1) This figure includes securities beneficially owned by Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC and Saratoga Management Co. LLC (for itself and as agent and attorney-in-fact for four individuals affiliated with these entities).  The securities include 4,697,646 shares of Common Stock presently outstanding and 227,272 shares of Common Stock into which $5.0 million principal amount of debentures are convertible.  See Item 5.

(2) The percentage is based on 38,998,791 shares of Common Stock outstanding as of November 14, 2007, together with 227,272 shares issuable on conversion of debentures.

SCHEDULE 13D

CUSIP No. 291005 10-6		Page 6 of 15 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John P. Birkelund
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 31,359
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,924,918 (1)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 31,359
WITH	10	SHARED DISPOSITIVE POWER 4,924,918 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED 4,956,277 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6% (2)
14		TYPE OF REPORTING PERSON IN

(1) This figure includes securities beneficially owned by Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC and Saratoga Management Co. LLC (for itself and as agent and attorney-in-fact for four individuals affiliated with these entities), all of which entities are affiliates of the Reporting Person.  The securities include 4,697,646 shares of Common Stock presently outstanding and 227,272 shares of Common Stock into which $5.0 million principal amount of debentures are convertible.  See Item 5.

(2) The percentage is based on 38,998,791 shares of Common Stock outstanding as of November 14, 2007, together with 227,272 shares issuable on conversion of debentures.

SCHEDULE 13D

CUSIP No. 291005 10-6		Page 7 of 15 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Christian L. Oberbeck
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 46,682
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,924,918 (1)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 46,682
WITH	10	SHARED DISPOSITIVE POWER 4,924,918 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED 4,971,600 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7% (2)
14		TYPE OF REPORTING PERSON IN

(1) This figure includes securities beneficially owned by Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC and Saratoga Management Co. LLC (for itself and as agent and attorney-in-fact for four individuals affiliated with these entities), all of which entities are affiliates of the Reporting Person.  The securities include 4,697,646 shares of Common Stock presently outstanding and 227,272 shares of Common Stock into which $5.0 million principal amount of debentures are convertible.  See Item 5.

(2) The percentage is based on 38,998,791 shares of Common Stock outstanding as of November 14, 2007, together with 227,272 shares issuable on conversion of debentures.

SCHEDULE 13D

CUSIP No. 291005 10-6		Page 8 of 15 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Charles P. Durkin, Jr.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 92,807 (1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,924,918 (2)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 92,807 (1)
WITH	10	SHARED DISPOSITIVE POWER 4,924,918 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED 5,017,725 (1) (2)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8% (3)
14		TYPE OF REPORTING PERSON IN

(1) Includes 33,000 shares issuable on exercise of exercisable stock options.

(2) This figure includes securities beneficially owned by Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC and Saratoga Management Co. LLC (for itself and as agent and attorney-in-fact for four individuals affiliated with these entities), all of which entities are affiliates of the Reporting Person.  The securities include 4,697,646 shares of Common Stock presently outstanding and 227,272 shares of Common Stock into which $5.0 million principal amount of debentures are convertible. See Item 5.

(3) The percentage is based on 38,998,791 shares of Common Stock outstanding as of November 14, 2007, together with 227,272 shares issuable on conversion of debentures and 33,000 shares issuable on exercise of stock options.

SCHEDULE 13D

CUSIP No. 291005 10-6		Page 9 of 15 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David W. Niemiec
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 54,027 (1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 54,027 (1)
WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED 82,75 (2)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (3)
14		TYPE OF REPORTING PERSON IN

(1) Includes 33,000 shares issuable on exercise of exercisable stock options.

(2) Includes 27,381 shares of Common Stock presently outstanding and 1,343 shares of Common Stock into which $29,546 in principal amount of debentures are convertible as to which Saratoga Management Company, LLC, one of the reporting entities hereunder, is the attorney-in-fact and agent; therefore Mr. Niemiec has no voting or dispositive powers over such shares.

(3) The percentage is based on 38,998,791 shares of Common Stock outstanding as of November 14, 2007, together with 1,343 shares issuable on conversion of debentures and 33,000 shares issuable on exercise of stock options.

Page 10 of 15 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to 4,856,521 shares of common stock, $.001 per share, (the "Common Stock") of Emeritus Corporation (the "Company") owned by the entities and individuals as set forth under Item 5.

Other securities referred to in this Schedule 13D are 227,272 shares of Common Stock issuable on conversion of $5,000,000 principal amount of 6.25% Convertible Subordinated Debentures due 2008 (the "Debentures") at a conversion price of $22.00 per share of Common Stock, also owned as set forth under Item 5.

The principal executive offices of the Company are located at 3131 Elliot Avenue, Suite 500, Seattle, Washington 98121.

Item 2.	Identity and Background.

This Schedule 13D and amendments thereto is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (1) Saratoga Partners IV, L.P. (“Saratoga Partners”); (2) Saratoga Coinvestment IV LLC (“Saratoga Coinvestment”); (3) Saratoga Associates IV LLC (“Saratoga Associates”); (4) Saratoga Management Company LLC (“Saratoga Management”); (5) John P. Birkelund; (6) Charles P. Durkin, Jr.; (7) David W. Niemiec; and (8) Christian L. Oberbeck (the parties named in clauses (5) through (8) are hereinafter sometimes referred to as the “Saratoga Individuals”).

Saratoga Partners is a Delaware limited partnership which makes investments for long-term appreciation.  Saratoga Associates is the General Partner of Saratoga Partners.  Saratoga Associates has appointed Saratoga Management as the Manager of Saratoga Partners.  Saratoga Management along with Saratoga Associates makes all of the management and investment decisions on behalf of Saratoga Partners.

Saratoga Coinvestment is a Delaware limited liability company which makes investments for long-term appreciation.  Saratoga Management is the Managing Member of Saratoga Coinvestment and makes all of the management and investment decisions on behalf of Saratoga Coinvestment.

Saratoga Associates is a Delaware limited liability company.  As the General Partner of Saratoga Partners, Saratoga Associates participates in management decisions made on behalf of Saratoga Partners.  Saratoga Associates is managed by an Executive Committee, the membership of which is set forth in Schedule A.

Saratoga Management is a Delaware limited liability company.  As the Manager of Saratoga Partners, Saratoga Management is responsible for the day to day management of Saratoga Partners and participates in investment decisions made on behalf of Saratoga Partners.  As the Managing Member of Saratoga Coinvestment IV LLC ("Saratoga Coinvestment"), Saratoga Management participates in investment decisions made on behalf of Saratoga Coinvestment.  Saratoga Management owns shares directly and is also the attorney in fact and agent for four individuals who are affiliated with Saratoga Management and the other entities.  Saratoga Management is managed by an Executive Committee, the membership of which is set forth in Schedule B.  The shares and other securities held by each of the entities and individuals is set forth under Item 5.

Page 11 of 15  Pages

Item 3.	Source and Amount of Funds or Other Consideration.

No amendment.

Item 4.	Purpose of Transaction

Saratoga Partners, Saratoga Coinvestment and Saratoga Management (collectively, the "Saratoga Shareholders") acquired the Common Stock in June 2005 and March 2006 pursuant to the conversion of the Company's Series B Convertible Preferred Stock and exercise of warrants for Company common stock.  The preferred stock was issued in a financing in December 1999 and the warrants were issued in August 2000 in a modification of that financing.  Saratoga Partners, Saratoga Coinvestment and Saratoga Management acquired these securities in the ordinary course of their respective investment activities as contemplated by their respective organizational documents.

On October 9, 2001, the Saratoga Shareholders acquired $5 million in principal amount of 6.25% convertible subordinated debentures (the "Debentures")

Except as described in this Statement, as of the date hereof, the Saratoga Shareholders have not formulated any specific plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company; (c) a sale or transfer of a material amount of assets of the Company; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"); or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of Emeritus Corporation

(a) and (b)

(i)             Saratoga Partners beneficially owns 4,401,830 shares of Common Stock and $4,710,000 principal amount of Debentures, convertible into 214,091 shares of Common Stock, which altogether constitute 4,615,921 shares or 11.8% of the outstanding shares of Common Stock of the Company, assuming the conversion of the Debentures by Saratoga Partners.

(ii)           Saratoga Coinvestment beneficially owns 117,492 shares of Common Stock and $100,000 principal amount of Debentures, convertible into 4,545 shares of Common Stock, which altogether constitute 122,037 shares or 0.3% of the outstanding shares of Common Stock of the Company, assuming the conversion of the Debentures by Saratoga Coinvestment.

(iii)           Saratoga Management beneficially owns 5,589 shares of Common Stock and $3,546 principal amount of Debentures, convertible into 161 shares of Common Stock, which together constitute

Page 12 of 15  Pages

5,750 shares or 0.01% of the outstanding shares of Common Stock of the Company, assuming conversion of the Debentures by Saratoga Management.  Of these securities, 3,986 shares of Common Stock and $3,546 principal amount of Debentures were acquired on September 7, 2005 from Damon Ball, for whom Saratoga management had acted as agent and attorney-in-fact prior thereto and 1,602 shares of Common Stock were acquired in connection with distributions by Saratoga Partners and Saratoga Associates described below.  John P. Birkelund, Charles P. Durkin, Jr., David W. Niemiec and Christian L. Oberbeck, for which Saratoga Management acts as agent and attorney-in-fact, beneficially own an aggregate of 172,735 shares of Common Stock and $186,428 principal amount of Debentures, convertible into 8,475 shares of Common Stock, which altogether constitute 181,210 shares or 0.5% of the outstanding shares of Common Stock of the Company, assuming in the case of each individual conversion of the Debentures owned by such individual.  These securities are beneficially owned by (a) John P. Birkelund, 72,129 shares  of Common Stock and $77,858 principal amount of Debentures, convertible into 3,539 shares of Common Stock; (b) Charles P. Durkin, Jr., 62,742 shares  of Common Stock and $67,724 principal amount of Debentures, convertible into 3,078 shares of Common Stock; (c) David W. Niemiec, 27,381 shares  of Common Stock and $29,556 principal amount of Debentures, convertible into 1,343 shares of Common Stock; and (d) Christian L. Oberbeck 10,483  shares of Common Stock and $11,316 principal amount of Debentures, convertible into 515 shares of Common Stock.  As of November 14, 2007, Messrs. Durkin and Niemiec each hold options to purchase 33,000 shares of Common Stock received in connection with their service as directors of the Company.

(c)           On November 14, 2007, Saratoga Partners authorized a pro rata distribution of 937,500 shares of Common Stock to its limited partners and its general partner, Saratoga Associates.  On the same date, Saratoga Associates authorized a pro rata distribution of its pro rata share (152,090 shares) of the Saratoga Partners distribution to its own members, including Saratoga Management and Messrs. Birkelund, Oberbeck, Durkin and Niemiec, on a pro rata basis.  On November 14, 2007, Saratoga Coinvestment authorized a pro rata distribution of 25,000 shares of Common Stock to its members.  On the same date, Saratoga Management Company authorized the distribution of 36,800 shares it held as agent and attorney-in-fact for Messrs. Birkelund, Oberbeck, Durkin and Niemiec to those individuals.  The total number of shares of Common Stock owned directly by Saratoga Management increased by the number of shares received in connection with the distribution by Saratoga Associates and the total number of shares of Common Stock owned directly by each of Messrs. Birkelund, Oberbeck, Durkin and Niemiec increased by the number of shares he received in connection with the distributions by Saratoga Partners, Saratoga Associates and Saratoga Management.

 (d)          Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Emeritus Corporation

See Item 4.

Item 7.	Material to Be Filed as Exhibits

None.

Page 13 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct as of November 20, 2007.

Saratoga Partners IV, L.P.
Saratoga Coinvestment IV, LLC
Saratoga Management Company LLC
Saratoga Associates IV LLC
John P. Birkelund
Charles P. Durkin, Jr.
David W. Niemiec
Christian L. Oberbeck

Signed on behalf of each of the above

By:  /s/ Richard A. Petrocelli

Richard A. Petrocelli, Attorney-in-Fact

Page 14 of 15  Pages

Schedule A

Certain Members and Executive Committee Members

of

Saratoga Associates IV LLC

The names of the Certain Members and Executive Committee Members of Saratoga Associates IV LLC ("Saratoga Associates") and their business addresses and principal occupations are set forth below.  If no address is given, the Members' or Executive Committee Members' business address is that of Saratoga Management at 535 Madison Avenue, New York, New York 10022.  Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Saratoga Associates and each individual is a United States citizen.

Name, Business Address	Present Position

John P. Birkelund	Member, Executive Committee Member*
Charles P. Durkin, Jr.	Member, Executive Committee Member*
Christian L. Oberbeck	Member, Executive Committee Member*

*	Each of the above party's present principal occupation is Member and/or Executive Committee Member of Saratoga Management Company LLC.

Page 15 of 15  Pages

Schedule B

Members and Executive Committee Members

of

Saratoga Management Company LLC

The names of the Members and the Executive Committee Members of Saratoga Management Company LLC ("Saratoga Management") and principal occupations are set forth below.  If no address is given, the Members' or Executive Officer's business address is that of Saratoga Management at 535 Madison Avenue, New York, New York 10022.  Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Saratoga Management and each individual is a United States citizen.

Name, Business Address	Present Principal Position

John P. Birkelund	Member, Executive Committee Member*
Charles P. Durkin, Jr.	Member, Executive Committee Member*
Christian L. Oberbeck	Member, Executive Committee Member*

*	Each of the above party's present principal occupation is Member and/or Executive Committee Member of Saratoga Management Company LLC.